Exhibit 99.3

Hydro-Québec

Financial Results

Second Quarter 2021

KEY FIGURES

NET INCOME	INVESTMENTS
$352 million	$1,144 million
340% é	76% é

ELECTRICITY SALES IN QUÉBEC	NET EXPORTS
38.0 TWh	8.0 TWh
2% é	33% é

First Six Months of 2021

KEY FIGURES

NET INCOME	INVESTMENTS
$1,993 million	$1,861 million
24% é	34% é

ELECTRICITY SALES IN QUÉBEC	NET EXPORTS
91.4 TWh	18.5 TWh
–	26% é

Management’s Discussion and Analysis

Summary of results for the second quarter

For the second quarter of 2021, Hydro-Québec posted net income of $352 million, an increase of $272 million compared to $80 million a year earlier. The second quarter of 2020 coincided with the beginning of the COVID-19 pandemic and the implementation of strict public health measures throughout Québec, a situation that profoundly disrupted the economy and had a negative impact on the company’s financial results.

On the Québec market, net electricity sales rose by $98 million compared to the same period last year, under the combined effect of two factors. First, electricity sales increased by $76 million, primarily on account of growth in baseload demand from business customers following the resumption of many economic activities as public health measures were eased. This growth was tempered, however, by the impact of warmer temperatures in spring 2021, especially in April, when they were 3°C higher on average than the previous year. Second, external electricity purchases by the Distribution segment fell by $22 million, essentially as a result of lower output from wind farms under contract.

On markets outside Québec, net electricity exports increased by $80 million, mainly because of a 2.0-TWh rise in volume due, in part, to greater needs on external markets, where demand had dropped at the beginning of the pandemic last year. The company also took advantage of favorable market conditions arising in particular from the warmer temperatures in the second quarter to seize business opportunities.

Financial expenses fell by $62 million. This decrease is largely attributable to the maturity of certain high-interest debts and the issuance of new debt at much lower rates, given the favorable conditions on the capital market.

Summary of results for the first six months

For the six-month period ended June 30, 2021, Hydro-Québec’s net income totaled $1,993 million, or $388 million more than the $1,605 million posted in the first half of 2020.

On the Québec market, net electricity sales increased by $89 million, mainly because of a $93-million rise in electricity sales. Baseload demand from business customers grew with the gradual resumption of economic activities as public health measures were eased. This factor was partly offset, however, by the fact that average spring temperatures were warmer than last year, especially in April.

On markets outside Québec, net electricity exports rose by $133 million, essentially on account of volume growth of 3.8 TWh compared to a year earlier. The company maintained its net export volume at a high level, i.e., 18.5 TWh, slightly below the record of 18.7 TWh set in the first six months of 2018.

Consequently, Hydro-Québec’s net sales volume across all its markets reached a historic peak of 109.9 TWh. It is thanks to the concerted efforts of all its employees and the smooth operation of its generating, transmission and distribution facilities that the company was able to seize business opportunities on its export markets while also meeting the needs of its Québec customer base.

Financial expenses decreased by $124 million, primarily because of the maturity of certain high-interest debts and the issuance of new debt at much lower rates.

Consolidated results for the first six months

Revenue totaled $7,437 million, compared to $7,187 million in the first half of 2020.

Revenue from ordinary activities was $7,442 million, compared to $7,103 million for the same period last year, due to a $315-million increase in electricity sales. In Québec, sales rose by $93 million over the $6,360 million recorded a year earlier, in particular because of a 1.4-TWh increase in baseload demand, the resumption of economic activities and the continuation of telework for many employees having led to higher electricity consumption by business and residential customers. However, this baseload demand growth was partially offset by the fact that temperature variances resulted in a 1.0-TWh decrease in electricity sales, primarily due to the warm spring in 2021. Finally, the indexation of rates on April 1, 2021, pursuant to the Act to simplify the process for establishing electricity distribution rates, and aluminum price fluctuations, which have an impact on revenue from special contracts with certain large industrial customers, gave rise to an increase in electricity sales in Québec. Revenue from electricity sales on markets outside Québec amounted to $898 million, or $222 million more than in the first six months of 2020.

Revenue from other activities declined by $89 million due to the impact of the commercialization strategy for electricity export activities, which led to a negative variance.

Total expenditure amounted to $4,246 million, which is comparable to the $4,260 million recognized in the corresponding period last year.

Financial expenses totaled $1,198 million, a $124-million decrease from the $1,322 million recorded a year earlier.

Segmented results for the first six months

Generation

The Generation segment (the “Generator”) posted net income of $1,447 million, a $301-million increase over the $1,146 million recorded in the first half of 2020. Net electricity exports rose by $133 million, essentially due to volume growth of 3.8 TWh. Electricity supplies provided to the Distribution segment increased by $76 million, while financial expenses decreased by $57 million.

Transmission

The Transmission segment (the “Transmission Provider”) recorded net income of $293 million, compared to $331 million a year earlier. The 2021 result reflects a reduction in the revenue presented in the 2021 rate application.

Distribution

The Distribution segment (the “Distributor”) posted net income of $386 million, or $88 million more than the $298 million posted for the first six months of 2020. Electricity sales in Québec rose by $93 million, in particular under the combined effect of baseload demand growth and the negative impact of the warm spring temperatures. Electricity purchases and the associated transmission costs were $71 million higher, largely because of a $76-million increase in supplies purchased from the Generator. Finally, financial expenses declined by $21 million.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. The volume of activity in this segment totaled $1,247 million, compared to $837 million in the first half of 2020.

Investments

In the first six months of 2021, Hydro-Québec invested $1,861 million in property, plant and equipment and intangible assets, compared to $1,388 million a year earlier. It is worth recalling that the declaration of the public health crisis in March 2020 had led to the slowdown, interruption or postponement of numerous projects on the company’s jobsites.

The Generator allotted a large portion of its investments to ongoing work at the Romaine-4 jobsite, in the Minganie region. At the same time, it continued investing to ensure the long-term operability of its generating facilities and optimize their output. For instance, projects are underway at the Robert-Bourassa, Rapide-Blanc, Carillon and Beauharnois facilities. In keeping with the energy transition, the Generator also commissioned and inaugurated two photovoltaic solar power plants in the Montérégie region: Gabrielle-Bodis generating station, in La Prairie, and Robert-A.-Boyd generating station, in Varennes.

The Transmission Provider allocated part of its investments to building transmission lines and substations. It also carried out upgrading and modernization projects to ensure the reliability and long-term operability of its assets and maintain service quality. Some examples of this include the construction of the 735-kV Micoua–Saguenay line, the projects to replace the transmission grid control and special protection systems, as well as ongoing work under the architecture development plan for the 315-kV system on the island of Montréal. The Transmission Provider also continued to invest in the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project aimed at building a new 1,200-MW interconnection between Québec and the New England grid.

The Distributor continued to invest to better meet the needs of its customers. This includes connecting the village of La Romaine and the Innu community of Unamen Shipu, both located in Basse-Côte-Nord and currently served by an off-grid system, to the main grid, as well as building a new generating station to supply the Inuit village of Tasiujaq, in the Nord-du-Québec region. The Distributor is also pursuing projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

Financing

During the second quarter, Hydro-Québec made two fixed-rate bond issues on the Canadian capital market, at an average cost of 2.87%. The bonds will mature in 2060.

These financing activities raised $0.8 billion, bringing the total amount generated since the beginning of the year to $1.7 billion.

The proceeds are being used to finance part of the investment program and to repay higher-rate maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2021	2020	2021	2020

Revenue	11	2,990	2,816	7,437	7,187

Expenditure
Operations		807	788	1,575	1,526
Other components of employee future benefit cost	8	(185)	(123)	(371)	(247)
Electricity purchases		505	516	1,136	1,110
Depreciation and amortization	4	658	651	1,310	1,298
Taxes		264	253	596	573
		2,049	2,085	4,246	4,260

Income before financial expenses		941	731	3,191	2,927
Financial expenses	5	589	651	1,198	1,322

Net income		352	80	1,993	1,605

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2021	2020	2021	2020

Net income		352	80	1,993	1,605

Other comprehensive income	9
Net change in items designated as cash flow hedges	6	(366)	(299)	(125)	(141)
Net change in employee future benefits		37	31	74	62
Other		8	1	(1)	5
		(321)	(267)	(52)	(74)

Comprehensive income		31	(187)	1,941	1,531

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2021	As at December 31, 2020

ASSETS
Current assets
Cash and cash equivalents		3,325	1,467
Short-term investments		1,304	304
Accounts receivable and other receivables		2,517	2,313
Derivative instruments	6	32	147
Regulatory asset		121	123
Materials and supplies		339	316
		7,638	4,670

Property, plant and equipment		67,473	66,900
Intangible assets		1,106	1,053
Investments		1,664	1,717
Derivative instruments	6	49	11
Regulatory assets		5,621	5,700
Other assets		853	844

		84,404	80,895

LIABILITIES
Current liabilities
Borrowings		3,481	–
Accounts payable and accrued liabilities		1,861	2,080
Dividend payable		–	1,727
Accrued interest		877	933
Asset retirement obligations		74	84
Derivative instruments	6	106	14
Current portion of long-term debt	6	2,036	1,900

		8,435	6,738

Long-term debt	6	46,352	46,257
Asset retirement obligations		862	838
Derivative instruments	6	112	3
Regulatory liabilities		325	331
Other liabilities		4,806	5,150
Perpetual debt	6	246	256
		61,141	59,573

EQUITY

Share capital		4,374	4,374
Retained earnings		22,051	20,058
Accumulated other comprehensive income	9	(3,162)	(3,110)
		23,263	21,322

		84,404	80,895

Contingencies	10
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Six months ended June 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income		–	1,993	–	1,993
Other comprehensive income	9	–	–	(52)	(52)

Balance as at June 30, 2021		4,374	22,051	(3,162)	23,263

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	1,605	–	1,605
Other comprehensive income	9	–	–	(74)	(74)

Balance as at June 30, 2020		4,374	21,087	(2,482)	22,979
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2021	2020	2021	2020

Operating activities
Net income		352	80	1,993	1,605
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	658	651	1,310	1,298
Amortization of premiums, discounts and issue expenses related to debt securities		1	47	2	96
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(91)	(48)	(173)	(84)
Interest and other	7	224	174	267	(12)
Regulatory assets and liabilities		(135)	(130)	(149)	(139)
Change in non-cash working capital items	7	926	566	(468)	(839)

		1,935	1,340	2,782	1,925

Investing activities
Additions to property, plant and equipment		(1,091)	(590)	(1,766)	(1,292)
Additions to intangible assets		(53)	(60)	(95)	(96)
Acquisition of an investment		–	(5)	–	(666)
Net change in short-term investments and sinking fund		(592)	(840)	(991)	(1,071)
Other		(2)	(10)	–	(10)

		(1,738)	(1,505)	(2,852)	(3,135)

Financing activities
Issuance of long-term debt		1,006	1,697	2,072	2,975
Repayment of long-term debt		(51)	(7)	(1,130)	(197)
Cash receipts arising from credit risk management		828	1,349	1,377	3,601
Cash payments arising from credit risk management		(1,123)	(1,701)	(2,031)	(2,956)
Net change in borrowings		2	(105)	3,420	3,104
Dividend paid		–	–	(1,727)	(2,192)
Other		–	–	(38)	26

		662	1,233	1,943	4,361

Foreign currency effect on cash and cash equivalents		(9)	(22)	(15)	32

Net change in cash and cash equivalents		850	1,046	1,858	3,183

Cash and cash equivalents, beginning of period		2,475	3,252	1,467	1,115

Cash and cash equivalents, end of period		3,325	4,298	3,325	4,298

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2021 and 2020

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1     Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2020.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2020.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until August 27, 2021, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

COVID-19 pandemic

In 2021, the global COVID-19 pandemic did not have a significant impact on Hydro-Québec’s quarterly consolidated financial statements. At the present time, it is impossible to estimate precisely the duration and scope of the health crisis and the extent of the resulting economic downturn, or the repercussions on Hydro-Québec’s operations and results over the short and long term.

Note 2    Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU, but it does not expect its adoption to have a significant impact on its consolidated financial statements.

Note 3    Regulation

Distribution

Under the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), electricity distribution rates were indexed by 1.3% on April 1, 2021, with the exception of Rate L, which was indexed by 0.8%.

Transmission

In decision D-2020-179 of December 21, 2020, the Régie de l’énergie of Québec (the “Régie”) authorized the extension of Hydro-Québec’s 2020 power transmission rates on a provisional basis commencing on January 1, 2021. These rates were set by decision D-2020-063 and came into effect on January 1, 2020. The authorized return on the rate base was set at 6.78%, assuming a capitalization with 30% equity. The Transmission Provider’s rate applications for 2021 and 2022 will be reviewed simultaneously by the Régie.

Note 4    Depreciation and Amortization

	Three months ended June 30		Six months ended June 30

	2021	2020	2021	2020

Property, plant and equipment	592	591	1,186	1,180

Intangible assets	26	24	51	49

Regulatory assets and liabilities	22	26	43	53

Retirement of capital assets	18	10	30	16

	658	651	1,310	1,298

Note 5    Financial Expenses

	Three months ended June 30		Six months ended June 30

	2021	2020	2021	2020

Interest on debt securities	590	658	1,187	1,344

Net foreign exchange loss	–	5	1	3

Guarantee fees related to debt securities[a]	57	54	114	108

	647	717	1,302	1,455

Less

Capitalized financial expenses	45	50	84	95

Net investment income	13	16	20	38

	58	66	104	133

	589	651	1,198	1,322

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6    Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

Management of long-term risk

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

Note 6    Financial Instruments (continued)

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at June 30, 2021[a]	As at December 31, 2020[a]

Forward contracts

Canadian dollars	(2,000)	(2,000)

U.S. dollars[b]	(542)	(542)

Swaps

Canadian dollars	(5,771)	(6,890)

U.S. dollars	4,820	5,720

a)	Figures in parentheses represent amounts to be paid.

b)	As at June 30, 2021, and December 31, 2020, sales and purchase contracts totaled US$743 million and US$201 million, respectively.

Management of short-term risk

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity purchases or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at June 30, 2021, were US$1,290 million and US$2,806 million, respectively (US$1,133 million for sales contracts and US$8 million for purchase contracts as at December 31, 2020).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at June 30, 2021, totaled 21.9 TWh (22.4 TWh as at December 31, 2020), natural gas futures for which open positions as at June 30, 2021, totaled 0.2 million MMBtu (1.5 million MMBtu as at December 31, 2020), petroleum product swaps for which open positions as at June 30, 2021, totaled 61.1 million litres (62.7 million litres as at December 31, 2020), as well as aluminum swaps for which open positions as at June 30, 2021, totaled 359,600 tonnes (262,750 tonnes as at December 31, 2020).

Note 6     Financial Instruments (continued)

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

	As at June 30, 2021

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	833	66	899

Contracts – Interest rate risk	433	8	–	441

Contracts – Price risk	–	13	35	48

	433	854	101	1,388

Liabilities

Contracts – Currency risk	–	(191)	(107)	(298)

Contracts – Interest rate risk	–	(78)	–	(78)

Contracts – Price risk	–	(321)	(54)	(375)

	–	(590)	(161)	(751)

Total	433	264	(60)	637

	As at December 31, 2020

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	1,157	6	1,163

Contracts – Interest rate risk	569	3	–	572

Contracts – Price risk	–	105	55	160

	569	1,265	61	1,895

Liabilities

Contracts – Currency risk	–	(150)	(214)	(364)

Contracts – Interest rate risk	–	(43)	–	(43)

Contracts – Price risk	–	(46)	(14)	(60)

	–	(239)	(228)	(467)

Total	569	1,026	(167)	1,428

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at June 30, 2021, $(96) million was in consideration of amounts received or disbursed [$(173) million as at December 31, 2020] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 6     Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

		As at June 30, 2021				As at December 31, 2020

	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet

Assets
Current	295	(194)	(69)	32	429	(132)	(150)	147
Long-term	1,093	(284)	(760)	49	1,466	(300)	(1,155)	11

	1,388	(478)	(829)	81	1,895	(432)	(1,305)	158

Liabilities
Current	(468)	307	55	(106)	(314)	282	18	(14)
Long-term	(283)	171	–	(112)	(153)	150	–	(3)

	(751)	478	55	(218)	(467)	432	18	(17)

Total	637	–	(774)	(137)	1,428	–	(1,287)	141

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at June 30, 2021, $209 million receivable in consideration of net cash payments was included in Accounts receivable and other receivables (nil as at December 31, 2020), while no amount payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($137 million as at December 31, 2020).

Note 6     Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

	Three months ended June 30, 2021

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–		55	28[a]	47
Contracts – Interest rate risk	(30)		68	2[b]	–
Contracts – Price risk	–		300	27[c]	45

	(30)b,	[d]	423	57[d]	92[d,e]

Impact of hedged items on results	31			(57)	(47)

	Three months ended June 30, 2020

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–		282	309[a]	127
Contracts – Interest rate risk	(3)		195	3[b]	1
Contracts – Price risk	–		46	(88)[c]	12

	(3)b,	[d]	523	224[d]	140[d,e]

Impact of hedged items on results	4			(224)	(130)

a)	In 2021, $(51) million was recognized in Revenue ($22 million in 2020), and $79 million in Financial expenses ($287 million in 2020).

b)	These amounts were recognized in Financial expenses.

c)	In 2021, $26 million was recognized in Revenue [$(88) million in 2020], and $1 million in Electricity purchases (nil in 2020).

d)	In 2021, the items Revenue, Electricity purchases and Financial expenses totaled $2,990 million, $505 million and $589 million, respectively ($2,816 million, $516 million and $651 million in 2020).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2021, $49 million was recognized in Revenue ($5 million in 2020), $(4) million in Electricity purchases ($7 million in 2020), and $47 million in Financial expenses ($128 million in 2020).

Note 6     Financial Instruments (continued)

					Six months ended June 30, 2021

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–		144	66[a]	79
Contracts – Interest rate risk	136		(318)	5[b]	–
Contracts – Price risk	–		441	71[c]	38
	136[b,d]		267	142[d]	117[d,e]

Impact of hedged items on results	(131)			(142)	(80)

					Six months ended June 30, 2020

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–		(580)	(341)[a]	(82)
Contracts – Interest rate risk	(213)		414	5[b]	15
Contracts – Price risk	–		(271)	(242)[c]	(22)
	(213)b,	[d]	(437)	(578)[d]	(89)d,	[e]

Impact of hedged items on results	215			580	86

a)	In 2021, $(89) million was recognized in Revenue ($24 million in 2020), and $155 million in Financial expenses [$(365) million in 2020].

b)	These amounts were recognized in Financial expenses.

c)	In 2021, $67 million was recognized in Revenue [$(242) million in 2020], and $4 million in Electricity purchases (nil in 2020).

d)

In 2021, the items Revenue, Electricity purchases and Financial expenses totaled $7,437 million, $1,136 million and $1,198 million, respectively ($7,187 million, $1,110 million and $1,322 million in 2020).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2021, $48 million was recognized in Revenue [$(32) million in 2020], $(10) million in Electricity purchases ($15 million in 2020), and $79 million in Financial expenses [$(72) million in 2020].

Note 6     Financial Instruments (continued)

For the three- and six-month periods ended June 30, 2021, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges (nil for the three-month period ended June 30, 2020, and a net loss of $2 million for the six-month period then ended).

As at June 30, 2021, Hydro-Québec estimated the net amount of losses presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $114 million (net gain of $116 million as at June 30, 2020).

As at June 30, 2021, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was nine years (ten years as at June 30, 2020).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at June 30, 2021			As at December 31, 2020

	Carrying amount		Fair value	Carrying amount		Fair value

Asset
Sinking fund	600		636	600		657

Liabilities
Long-term debt[a]	(48,388)	[b]	(63,946)	(48,157)	[b]	(70,432)
Perpetual debt	(249)		(271)	(256)		(293)

a)	Including the current portion.

b)

Including an amount of $1,941 million as at June 30, 2021 ($1,997 million as at December 31, 2020) for debts subject to a fair value hedge, which resulted in an adjustment of $375 million ($532 million as at December 31, 2020) in connection with the hedged risk for existing hedging relationships and of $(52) million [$(78) million as at December 31, 2020] for discontinued relationships.

Accounts receivable and other receivables

As at June 30, 2021, accounts receivable and other receivables included $1,598 million ($1,944 million as at December 31, 2020) from contracts with customers, of which unbilled electricity deliveries totaled $843 million ($1,244 million as at December 31, 2020).

Note 7    Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2021	2020	2021	2020

Change in non-cash working capital items
Accounts receivable and other receivables	704	667	(196)	174
Materials and supplies	(6)	(10)	(23)	(9)
Accounts payable and accrued liabilities	(144)	(513)	(158)	(996)
Accrued interest	372	422	(91)	(8)

	926	566	(468)	(839)

Activities not affecting cash
Increase in property, plant and equipment and intangible assets	18	12	29	23

Interest paid[a]	135	125	1,093	1,224

a)

Including interest paid upon redemption of zero-coupon bonds, which totaled $4 million for the six-month period ended June 30, 2021 ($149 million for the six-month period ended June 30, 2020). This interest is presented in the line item Interest and other under Operating activities in the Consolidated Statements of Cash Flows.

Note 8    Employee Future Benefits

					Three months ended June 30

	Pension Plan		Other plans		Total

	2021	2020	2021	2020	2021	2020

Current service cost	176	152	13	13	189	165
Other components of employee future benefit cost
Interest on obligations	171	212	11	13	182	225
Expected return on plan assets	(463)	(427)	(1)	(1)	(464)	(428)
Amortization of net actuarial loss	87	71	10	8	97	79
Amortization of past service costs (credits)	1	2	(1)	(1)	–	1
	(204)	(142)	19	19	(185)	(123)

Net (credit) cost recognized	(28)	10	32	32	4	42

					Six months ended June 30

	Pension Plan		Other plans		Total

	2021	2020	2021	2020	2021	2020

Current service cost	352	305	27	26	379	331
Other components of employee future benefit cost
Interest on obligations	341	424	22	26	363	450
Expected return on plan assets	(926)	(856)	(2)	(2)	(928)	(858)
Amortization of net actuarial loss	173	143	20	16	193	159
Amortization of past service costs (credits)	3	4	(2)	(2)	1	2
	(409)	(285)	38	38	(371)	(247)

Net (credit) cost recognized	(57)	20	65	64	8	84

Note 9    Accumulated Other Comprehensive Income

			Six months ended June 30, 2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2020	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	(267)	–	(1)	(268)

Amounts reclassified outside of Accumulated other comprehensive income	142	74	–	216

Other comprehensive income	(125)	74 [a]	(1)	(52)

Balance as at June 30, 2021	(287)	(2,866)	(9)	(3,162)

			Six months ended June 30, 2020

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2019	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	437	–	5	442

Amounts reclassified outside of Accumulated other comprehensive income	(578)	62	–	(516)

Other comprehensive income	(141)	62 [a]	5	(74)

Balance as at June 30, 2020	(74)	(2,414)	6	(2,482)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(120) million as at June 30, 2021 [$(99) million as at June 30, 2020].

Note 10    Contingencies

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at June 30, 2021, the amortized cost of the long-term debts concerned was $2,811 million ($2,843 million as at December 31, 2020).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innu of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006, the Innu of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in October 2020, Innu Nation Inc. brought an action for damages before the courts of Newfoundland and Labrador against Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] and Hydro-Québec. It claims that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, is the result of a joint venture between CF(L)Co and Hydro-Québec and allegedly infringes on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should refund the profits derived from the complex or, alternatively, provide monetary restitution which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the legitimacy of this action.

Note 11    Segmented Information

The following tables present information related to results, assets and investing activities by segment:

	Three months ended June 30, 2021

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue
External customers	367	33	2,636	4	(50)	2,990[a]
Intersegment customers	1,111	801	20	791	(2,723)[b]	–
Net income (loss)	430	110	(101)	2	(89)	352

	Three months ended June 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue
External customers	281	51	2,542	2	(60)	2,816	[a]
Intersegment customers	1,034	844	17	338	(2,233)[b]	–
Net income (loss)	236	159	(223)	–	(92)	80

a) Including $(46) million from sources other than contracts with customers (nil in 2020).

b) Including intersegment eliminations of $(3,290) million [$(2,723) million in 2020].

	Six months ended June 30, 2021

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue
External customers	922	56	6,496	8	(45)	7,437[a]
Intersegment customers	2,751	1,680	41	1,239	(5,711)[b]	–
Net income (loss)	1,447	293	386	4	(137)	1,993
Total assets as at June 30, 2021	33,678	24,558	14,074	45	12,049	84,404

	Six months ended June 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue
External customers	775	100	6,397	4	(89)	7,187	[a]
Intersegment customers	2,641	1,710	37	833	(5,221)[b]	–
Net income (loss)	1,146	331	298	–	(170)	1,605
Total assets as at June 30, 2020	33,329	23,944	13,872	35	12,236	83,416

a)	Including $(5) million from sources other than contracts with customers ($84 million in 2020).

b)	Including intersegment eliminations of $(6,821) million [$(6,190) million in 2020].

Note 12    Subsequent Event

On August 17, 2021, Hydro Québec committed to a first investment with Innergex énergie renouvelable inc. (TSX: INE) under the strategic alliance formed by the two parties in 2020. The purchase agreement provides for an upfront cash consideration of US$310 million (C$391 million) and a maximum contingent consideration of US$30 million (C$38 million). Following this joint acquisition, each partner will indirectly hold a 50% stake in two hydroelectric generating stations located in New York State.

Note 13    Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted for the current periods.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30			Six months ended June 30

Summary of Results	2021	2020	Change (%)	2021	2020	Change (%)

Revenue	2,990	2,816	6.2	7,437	7,187	3.5
Expenditure	2,049	2,085	1.7	4,246	4,260	0.3
Financial expenses	589	651	9.5	1,198	1,322	9.4
Net income	352	80	340.0	1,993	1,605	24.2

 Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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